MONEX SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

CURRENT ASSETS		
Cash	$	78,617
Marketable securities		138,010
Receivable from clearing broker/dealer		2,984,252
Commissions receivable		453,820
Employee receivable		121,101
Deposit held by clearing brokers, restricted		100,000
Income tax receivable		127,309
Other assets		35,564
TOTAL CURRENT ASSETS		4,038,673
Property and equipment, net		93,894
TOTAL ASSETS	$	4,132,567

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Commissions payable	$	194,605
Accounts payable and accrued liabilities		216,505
Accrued income taxes		30,112
TOTAL CURRENT LIABILITIES		441,222
Deferred income tax liability		31,924
STOCKHOLDER'S EQUITY		
Common stock, 1,000 shares authorized, issued, outstanding, $0.01 par value		10
Additional paid-in capital		3,354,169
Retained earnings		305,242
TOTAL STOCKHOLDER'S EQUITY		3,659,421
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	4,132,567

The accompanying notes are an integral part of these financial statements.